Exhibit 99.1

Petah Tikva, Israel, March 16, 2022 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that Mr. Meir Shamir has resigned from his position as a member of the board of directors of Gilat. Mr. Shamir is the chief executive officer and a director of Mivtach Shamir Holdings Ltd., whose holdings in Gilat has recently declined below 5%. Gilat thanks Mr. Shamir for his many years of service and his valued contribution to Gilat.